UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MOLYCORP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

608753 109

(CUSIP Number)

Fernando Ortega

Molibdenos Y Metales S.A.

Caminos Nos a Los Morros 66 / San Bernardo Santiago

República de Chile

(56-2) 29376600

With copy to:

David Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2327

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608753 109	SCHEDULE 13D/A

(1)	Name of Reporting Person Molibdenos Y Metales S.A.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 49,478,478(1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 49,478,478(1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 49,478,478(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.88%(1)

(14)	Type of Reporting Person (See Instructions) CO

(1) Molibdenos Y Metales S.A.(the “Reporting Person”) holds directly 46,700,700 shares of common stock (“Common Stock”) and $20,000,000 in principal amount of 5.50% Convertible Senior Notes due 2018 (the “Notes”) of Molycorp, Inc. (the “Issuer”), which Notes are convertible as of the date of this Schedule 13D/A into 2,777,778 shares of Common Stock (or a conversion rate, as of the date of this Schedule 13D/A, of 138.8889 shares of Common Stock per $1,000 principal amount). The calculation of percentage ownership is based on 259,276,818  shares of Common Stock outstanding as of August 14, 2015 as reported by the Issuer in its second quarter report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 17, 2015, and is determined by dividing (i) 49,478,478 (total shares owned by the Reporting Person, assuming conversion of Notes as of the date hereof) by (ii) the sum of (a) 259,276,818 shares of Common Stock outstanding as of August 14, 2015 plus (b) 2,777,778 shares of Common Stock that would be issued to the Reporting Person upon conversion of the Notes as of the date hereof.

Item 1.                                                         Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed on March 14, 2012 with the Securities and Exchange Commission (the “SEC”) by Molibdenos Y Metales S.A. (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Molycorp, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed on August 23, 2012, Amendment No. 2 to the Schedule 13D filed on February 7, 2013 and Amendment No. 3 to the Schedule 13D filed on March 10, 2014 (as amended, the “Schedule 13D”).  The Reporting Person is filing this Amendment No. 4 to disclose its intention to sell, trade or otherwise transfer up to 12,500,000 shares of Common Stock, subject to the requirements of the Final Order dated July 17, 2015, issued by the United States Bankruptcy Court of the District of Delaware in the Case No. 15-11357 (CSS).  The Reporting Person acquired such 12,500,000 shares from the Issuer pursuant to a securities purchase agreement entered into by the Reporting Person and the Issuer on January 31, 2012. Such shares are represented by the stock certificate number ZQ00000132, issued by the Issuer through Computershare Trust Company, N.A.  The address of the principal offices of the Issuer is Molycorp, Inc., 5619 Denver Tech Center Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the addition of the following paragraphs:

On October 14, 2015, Mr. John Graell Moore, a Reporting Person designee to the Board of Directors of the Issuer, presented his resignation letters as member to the Board of Directors and as a member of the Corporate Governance and Nominations Committee and the Steering Committee of the Issuer.

On October 14, 2015, Mr. Michael Schwarzkopf, a Reporting Person designee to the Board of Directors of the Issuer, presented his resignation letters as member to the Board of Directors and as a member of the Compensation Committee of the Issuer.

On November 20, 2015 pursuant to the Final Order dated July 17, 2015, issued by the United States Bankruptcy Court of the District of Delaware in the Case No. 15-11357 (CSS) establishing the Equity Transfer Procedures (as defined in the Final Order), the Reporting Person filed a Stock Disposition Notice with the United States Bankruptcy Court of the District of Delaware proposing to sell, trade or otherwise transfer up to 12,500,000 shares of Common Stock. The Reporting Person acquired such 12,500,000 shares from the Issuer pursuant to a securities purchase agreement entered into by the Reporting Person and the Issuer on January 31, 2012. Such shares are represented by the stock certificate number ZQ00000132, issued by the Issuer through Computershare Trust Company, N.A.

Item 5.                                                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  After giving effect to the number of shares of Common Stock that would be issued upon conversion of the Notes held by the Reporting Person, the Reporting Person is the holder of 49,478,478 shares of Common Stock, representing approximately 18.88% of the issued and outstanding shares of Common Stock.  The Notes are convertible as of the date of this Schedule 13D/A into 2,777,778 shares of Common Stock (or a conversion rate, as of the date of this Schedule 13D/A, of 138.8889 shares of Common Stock per $1,000 principal amount).  The calculation of percentage ownership is based on 259,276,818 shares of Common Stock outstanding as of August 14, 2015 as reported by the Issuer in its second quarter report on Form 10-Q filed with the SEC on August 17, 2015, and is determined by dividing (i) 49,478,478 (total shares owned by the Reporting Person, assuming conversion of Notes as of the date hereof) by (ii) the sum of (a) 259,276,818 shares of Common Stock outstanding as of August 14, 2015 plus (b) 2,777,778 shares of Common Stock that would be issued to the Reporting Person upon conversion of the Notes as of the date hereof.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

Molibdenos Y Metales S.A.

	By:	/s/ Fernando Ortega
Name: Fernando Ortega
Title: Vice President of Corporate Affairs